Fax



08004254

RECEIVED
2008 AUG 11 P 2:11

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	11/08/08
No. of pages including this one	3

SUPPL

Please find attached the following Erste Bank release:

Investor Information:
New organisation of Erste Group complete

PROCESSED
AUG 13 2008
THOMSON REUTERS

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE

ERSTE GROUP

INVESTOR INFORMATION 11 August 2008

New organisation of Erste Group complete

As of 9 August 2008, the registration in the Companies Register of the separation of the Austrian business of "Erste Bank der oesterreichischen Sparkassen AG" from the newly founded holding company "Erste Group Bank AG" became legally effective.

The new company structure became necessary due to the expansion of Erste Bank-Group within the growth region of Central and Eastern Europe. The bank took the decision in December 2006 and subsequently all of the necessary steps were taken to implement – as planned – the holding structure organisationally and legally as of mid-2008. The result is a clear separation of tasks between "Erste Group Bank AG", which as of now will act as a holding company, and its subsidiaries in each of the countries that will now be able to concentrate fully on local customer business. This guarantees that decisions will be reached fast and that local employees will have a strong say in them.


ERSTE
Holding
Group Corporate & Investment Banking
Global Markets & Treasury
CEO
CFO/CPO
Risk management
ORG / IT
Businesses
Functions
Center Functions
Infrastructure
BCR

The holding company, named "Erste Group Bank AG" will concentrate on the strategic steering function and provide the infrastructure for the local customer business in the individual markets. In addition, it will be responsible for the operation of the business areas: Global Markets and Group Corporate and Investment Banking. For customers of the holding, the legal separation entails a change to the company name, the bank sort code and thus the IBAN number as well as the SWIFT code/BIC.

The customers of the Austrian Erste Bank will remain customers of "Erste Bank der oesterreichischen Sparkassen AG" and will be served by the branch and customer centres they already use. Only the company registration number will change:

ERSTE

ERSTE GROUP

Holding		[illegible]
Erste Group Bank AG	Company Name	Erste Bank der oesterreichischen Sparkassen AG
ERSTE	Logo	ERSTE
Andreas Treichl	Chief Executive Officer	Elisabeth Bleyleben-Koren
Graben 21 A-1010 Vienna	Company Seat	Graben 21 A-1010 Vienna
33209 m	Company Registration Number	286283 f
20100	Bank Code	20111
GIBAATWG	Swift Code / BIC	GIBAATWW

The designation of the stock (ISIN AT0000652011) as well as all other symbols will remain unchanged until further notice. The stock represents an investment in the entire Erste Group and is listed on the exchanges of Vienna, Prague and Bucharest. The technical conversion to a new ticker symbol for the Erste Bank share will take place in the fourth quarter of 2008.

As of 11 August, the new website of the holding company, www.erstegroup.com, will go online and all visitors to the current website, www.erstebank.com, will be automatically rerouted. Full information on the separation will be available on the new website.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/ir in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in almost 3,000 branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 June 2008 Erste Group had EUR 214.2 billion in total assets, a half-yearly net profit of EUR 636.6 million and an after-tax ROE of 14.7%.



ERSTE GROUP BANK AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 – 50100
Fax: +43 (0)5 0100 9 –10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20100

FAX-ÜBERMITTLUNG/TRANSMISSION

	Absender/From		Empfänger/To
Firma	Erste Group Bank AG	Firma	SEC Headquarters
Abteilung/Firma dept.	Group Investor Relations	Abteilung/Firma dept.	International Corporate Finance Division
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek Chief Officer of International Corporate Finance
Telefon	+43 (0)5 0100 - 13036	Fax	001 202 772 9207
Fax	+43 (0)5 0100 - 913036		
E-Mail	investor.relations@erstegroup.com		

Sie erhalten **2** Seite(n) einschließlich dieser.
Transmission consists of **2** page(s) including this.

Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached today's IR-Release.

Best regards,
Group Investor Relations

Erste Group Bank AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 913112
mailto:investor.relations@erstegroup.com
http://www.erstegroup.com/ir


RECEIVED
2008 AUG 11 P 2:1

Datum/Date: **11.08.2008**



ERSTE GROUP

INVESTOR INFORMATION

11 August 2008

New organisation of Erste Group complete

As of 9 August 2008, the registration in the Companies Register of the separation of the Austrian business of "Erste Bank der oesterreichischen Sparkassen AG" from the newly founded holding company "Erste Group Bank AG" became legally effective.

The new company structure became necessary due to the expansion of Erste Bank-Group within the growth region of Central and Eastern Europe. The bank took the decision in December 2006 and subsequently all of the necessary steps were taken to implement – as planned – the holding structure organisationally and legally as of mid-2008. The result is a clear separation of tasks between "Erste Group Bank AG", which as of now will act as a holding company, and its subsidiaries in each of the countries that will now be able to concentrate fully on local customer business. This guarantees that decisions will be reached fast and that local employees will have a strong say in them.


ERSTE
Holding
Group Corporate & Investment Banking
Global Markets & Treasury
CEO
CFO/CPO
Risk management
ORG / IT
Divisionalized Businesses
Steering Functions
Central Functions Infrastructure
BCR
Local responsibility for Retail & SME Business

The holding company, named "Erste Group Bank AG" will concentrate on the strategic steering function and provide the infrastructure for the local customer business in the individual markets. In addition, it will be responsible for the operation of the business areas: Global Markets and Group Corporate and Investment Banking. For customers of the holding, the legal separation entails a change to the company name, the bank sort code and thus the IBAN number as well as the SWIFT code/BIC.

The customers of the Austrian Erste Bank will remain customers of "Erste Bank der oesterreichischen Sparkassen AG" and will be served by the branch and customer centres they already use. Only the company registration number will change:



ERSTE GROUP

Holding		
Erste Group Bank AG	Company Name	Erste Bank der oesterreichischen Sparkassen AG
ERSTE	Logo	ERSTE
Andreas Treichl	Chief Executive Officer	Elisabeth Bleyleben-Koren
Graben 21 A-1010 Vienna	Company Seat	Graben 21 A-1010 Vienna
33209 m	Company Registration Number	286283 f
20100	Bank Code	20111
GIBAATWG	Swift Code / BIC	GIBAATWW

The designation of the stock (ISIN AT0000652011) as well as all other symbols will remain unchanged until further notice. The stock represents an investment in the entire Erste Group and is listed on the exchanges of Vienna, Prague and Bucharest. The technical conversion to a new ticker symbol for the Erste Bank share will take place in the fourth quarter of 2008.

As of 11 August, the new website of the holding company, www.erstegroup.com, will go online and all visitors to the current website, www.erstebank.com, will be automatically rerouted. Full information on the separation will be available on the new website.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstegroup.com
Peter Makray, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/ir in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in almost 3,000 branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine). As of 30 June 2008 Erste Group had EUR 214.2 billion in total assets, a healf-yearly net profit of EUR 636.8 million and an after-tax ROE of 14.7%.

END